Exhibit 107 The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $35,000,000 (or up to $40,250,000 aggregate offering price if the underwriters’ overallotment option to purchase additional Notes is exercised in full).